NO ACT DC PE 1-14-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08042791

Received SEC
MAR 1 4 2008
Washington, DC 20549

March 14, 2008

Karen A. Gruen
Managing Director, Corporate Affairs
Associate General Counsel & Assistant Secretary
Alaska Air Group, Inc.
Box 68947
Seattle, WA 98168-0947

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/14/2008

Re: Alaska Air Group, Inc.
Incoming letter dated January 14, 2008

Dear Ms. Gruen:

This is in response to your letter dated January 14, 2008 concerning the shareholder proposal submitted to Alaska by Stephen Nieman. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
MAR 2 0 2008 E
THOMSON
FINANCIAL

Enclosures

cc: Stephen Nieman
15204 NE 181st Loop
Brush Prairie, WA 98606

Alaska Air Group, Inc.

1934 Act/Rule 14a-8

January 14, 2008

VIA COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: *Intention to Omit Stockholder Proposal Submitted by Steve Nieman*

Ladies and Gentlemen:

Alaska Air Group, Inc., a Delaware corporation ("Alaska" or the "Company"), hereby requests confirmation that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, the Company omits the enclosed stockholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by Steve Nieman (the "Proponent") from the Company's proxy materials for its 2008 Annual Meeting of Stockholders.

Pursuant to Rule 14a-8(j)(2), we have enclosed six (6) copies of this letter and the related exhibits. A copy of this letter, together with the related exhibits, is also being delivered to the Proponent informing him of the Company's intention to omit the Proposal and the Supporting Statement from its proxy materials.

The Proposal

On December 18, 2007, Alaska received a letter from the Proponent containing the following proposal for inclusion in the Company's 2008 proxy statement:

> "RESOLVED, that our board in 2008 amend our bylaws and any other appropriate governing documents to require that the company shall, other than on specifics restricted by law, regulation or which jeopardizes commercial advantage, strictly honor the shareholders right to proper disclosure of identification and contact information to the fullest extent possible by technology.
>
> In all communication or reports to its shareholders, the company shall provide complete identification information on all individuals or parties reported therein. It shall contain their proper name and complete address information, including their telephone, email and website information with functioning hyperlinks.

> Where more than one set of contact data exists, all shall be included. Where the communication is a proxy statement or any notice of an annual, special or other shareholder meeting or any references to any such meeting, it shall include in the same prominence as appears in the balance of the notice, all contact information of any shareholder proponent, challenging candidate(s) for election, and/or any opposing proxy solicitation."

The Company also received a statement in support of the Proposal which, along with the text of the Proposal, is attached hereto as Exhibit A.

1. The Proposal relates to the Company's ordinary business matters, specifically the detail and prominence of certain disclosure in its proxy statement and other reports provided to shareholders, and therefore may be omitted in reliance on Rule 14a-8(i)(7);

2. The Proposal relates to the procedure for nomination or election for membership on the Company's board of directors, and therefore may be omitted in reliance on Rule 14a-8(i)(8);

3. The Proposal requires the Company to include in its proxy statement and notice for any meeting of shareholders contact information of any shareholder proponent or shareholder-nominated candidate for election, which is contrary to the proxy rules, including Rule 14a-8(l), and therefore may be omitted in reliance on Rule 14a-8(i)(3);

4. The Proposal is designed to further a personal interest of the Proponent which is not shared by the other stockholders at large, and therefore may be omitted in reliance on Rule 14a-8(i)(4); and

5. The remaining portions of the Proposal and Supporting Statement are vague and indefinite in violation of Rule 14a-9, and therefore the Proposal and Supporting Statement may be omitted in reliance on Rule 14a-8(i)(3).

Analysis

1. **The Proposal relates to the Company's ordinary business matters, specifically the detail and prominence of certain disclosure in its proxy statement and other reports provided to shareholders, and therefore may be omitted in reliance on Rule 14a-8(i)(7).**

The Proposal requires the Company to provide "complete identification information" on all individuals or parties "reported" in all communication or reports to its shareholders. The Proposal identifies "complete identification information" as the party's proper name and complete address information, including their telephone, email and website information with functioning hyperlinks. Moreover, the Proposal provides, as an example of its broad requirement, that where a "communication is a proxy statement or any notice of an annual, special or other shareholder meeting or any references to any such meeting, it shall include "in the same prominence as appears in the balance of the notice, all contact information of any shareholder proponent, challenging candidate(s) for election, and/or any opposing proxy solicitation."

Subparagraph (l) of Rule 14a-8 requires a company including a shareholder's proposal in its proxy materials to disclose the shareholder proponent's name and address, as well as the number of the company's voting securities that the shareholder holds. However, the rule goes on to note that, in lieu of providing that information in the proxy materials, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.[1] In addition, Item 403(a) of Securities Act Regulation S-K requires the Company to disclose the address of any beneficial owner of more than five percent of any class of the Company's voting securities. However, this item states that this address "may be a business, mailing or residence address" (emphasis added).[2] Other than in these and similar limited circumstances, the Commission does not require the disclosure of the proper name and complete address information, including telephone, email and website information, for all individuals or parties named or discussed in the reports it files or submits to the Commission (including reports on Form 8-K, 10-Q, 10-K and Schedule 14A).

In its letter to Johnson Controls (Oct. 26, 1999), the Staff expressed its view that proposals "requesting additional disclosures in Commission-prescribed documents should not be omitted under the "ordinary business" exclusion solely because they relate to the preparation and content of documents filed with or submitted to the Commission," but stated that it would "consider whether the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business; where it does, we believe it may be excluded under rule 14a-8(i)(7)."[3]

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1 Based upon the Supporting Statement, it appears that this provision of Rule 14a-8 is one of the primary objections of the Proponent. Specifically, the Supporting Statement states "current regulations permit a company to withhold contact information... [b]ut to enhance communications with shareholders, we believe this information should be provided." The Supporting Statement goes on to state that "*the prime concern of this bylaw proposal* is to ensure that a company shareholders are provided with correct identification data in any form of communication the company chooses, whether it be paper and/or electronic... [and] no valid purpose can be served by not disclosing it" (emphasis added). Traditionally, a company communicates directly to shareholders through the proxy materials (which may be sent in paper format or electronically through the newly adopted e-proxy rules). It appears that the Proponent is most concerned with the disclosure of "identifying information" in the proxy materials.

2 The Commission also has adopted rules requiring the disclosure of the address of certain individuals named in various other reports filed by an issuer. For example, Rule 14a-3(b)(10) requires the disclosure of the name and address of the individual to whom a shareholder can submit a written request to be provided a copy of the issuer's annual report on Form 10-K. Item 503(b) of Regulation S-K requires the disclosure of an issuer's complete mailing address and telephone number of the principal executive offices on either the cover page or in the summary section of a prospectus.

3 *See also*, AmerInst Insurance Group, Ltd. (Apr. 14, 2005) (omitting a proposal requiring the board to provide a full, complete and adequate disclosure of the accounting, each calendar quarter, of the line items and amounts of Operating and Management expenses under (i)(7) as relating to ordinary business); Union Pacific Corp. (Jan. 28, 2005) (omitting a proposal recommending that the board include revenue and on-time performance data from passenger operations in the annual report under (i)(7) as presentation of

As stated above, the Proposal would require the Company to include "complete identification information" on all individuals or parties "reported" in all communication or reports to its shareholders, and, in its proxy materials, ensure that all contact information of any shareholder proponent, challenging candidate(s) for election, and/or any opposing proxy solicitation receives the same prominence as appears in the balance of the notice. As such, the Proposal requires the inclusion of information (*i.e.*, shareholder proponent contact information and information on any non-management supported candidate for election to the board of directors) in a document required by Commission rules, and such requested information relates to ordinary business matters that are not *required* to be disclosed in the proxy under the federal proxy rules. Therefore, the Proposal would require the Company to include disclosure in its proxy materials beyond that required under the Commission's rules and that information relates to the Company's ordinary business matters.

In its letter to Exxon Mobil Corporation (Mar. 3, 2007), the Staff expressed its view that ExxonMobil could omit in reliance on Rule 14a-8(i)(7) a proposal requesting the company to list all proposals, including shareholder proposals, by title on the Notice page of the proxy statement, as relating to ordinary business operations. The proposal in Exxon Mobil sought to have shareholder proposals given the same prominence in the proxy statement as those proposed by the company, specifically the proponent argued that "[s]ince management lists their proposals first and does not spell out the shareholder ones on the Notice page, this seem unfair to Shareholders."

Similar to the proposal in Exxon Mobil, the Proposal seeks to ensure that all contact information of any shareholder proponent, challenging candidate(s) for election, and/or any opposing proxy solicitation receives "the same prominence as appears in the balance of the notice." The Staff already has expressed its view that a proposal seeking to dictate the manner of presentation of information in the proxy statement may be omitted in reliance on Rule 14a-8(i)(7). Moreover, the Proposal seeks to require the Company to disclose shareholder proponent contact information rather than electing (as the Company is expressly permitted under Rule 14a-8(l)) to provide such information upon written or oral request from shareholders. The determination as to whether to disclose such information or provide it upon request is one that lies with management and could relate to a number of factors (including, but not limited to, a desire to limit the amount of information in the proxy statement to decrease printing and mailing costs).

The Proposal would require the Company's communications with shareholders, including its reports filed with the Commission, to include information beyond that required by the federal securities laws. In this regard, the required additional information would not be limited in any manner, so it may or may not relate to the Company's ordinary business matters. As the Staff has noted previously, a proposal may be omitted in reliance on rule 14a-8(i)(7) if it relates to both ordinary business matters and matters that extend beyond the concept of "ordinary

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financial information); and NiSource Inc. (Mar. 10, 2003) (omitting a proposal requesting the disclosure of gross revenue and income statements of the company's subsidiaries in its annual report under (i)(7)).

business."[4] For these reasons the Company believes that the Proposal and Supporting Statement may be omitted from its 2008 proxy materials in reliance on Rule 14a-8(i)(7).

2. **A central component of the Proposal relates to the procedure for nomination or election for membership on the Company's board of directors, and therefore may be omitted in reliance on Rule 14a-8(i)(8).**

Rule 14a-8(i)(8) provides that a company may exclude a stockholder proposal from its proxy materials if the proposal "relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." In Exchange Act Release No. 34-56914 (January 10, 2008), the Commission stated that it agrees that "shareholder proposals that may result in a contested election -- including those which establish a procedure to list shareholder-nominated director candidates in the company's proxy materials -- fall within the election exclusion [of Rule 14a-8(i)(8)]." In the release, the Commission also stated that such position is consistent with the Commission's previous explanation that "the principal purpose of [Rule 14a-8(i)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11, are applicable thereto."

Although on its face the Proposal relates to the type of identification and other information the Company discloses in communications to its stockholders, the third paragraph of the Proposal, if permitted, would require the Company to include in its proxy materials information relating to shareholder-nominated director candidates. This portion of the Proposal expressly requires the Company to include in its proxy statement and notice for any meeting of shareholders "all contact information of any shareholder proponent, challenging candidate(s) for election, and/or any opposing proxy solicitation." By requiring the Company to include the names and contact information of shareholder nominees in its proxy materials, the Proposal, if approved, would provide a means by which any person could "circumvent the other proxy rules designed to assure the integrity of director elections." Release No. 34-56914 (January 10, 2008). These other proxy rules include Rule 14a-3 (which requires that any party conducting a proxy solicitation file with the Commission, and furnish to each person solicited, a proxy statement that contains the information required by Schedule 14A) and Rule 14a-12(c) and Items 4(b) and 5(b) of Schedule 14A (which require specific disclosures if a solicitation is made for the purpose of opposing a solicitation by any other person with respect to the election or removal of directors at a meeting of stockholders). The outcome that would be achieved by the Proposal, if approved, is especially clear given that the Proposal will require the Company to include all contact information for any "challenging candidate(s) for election" whether or not an opposing proxy

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4 *See* Peregrine Pharmaceuticals, Inc. (Jul. 31, 2007) (omitting a proposal recommending the board promptly appoint a committee of independent directors to evaluate the strategic direction of the company and the performance of the management team, and study strategic alternatives for the company that are specified in the proposal, under (i)(7), as relating to both extraordinary transactions and non-extraordinary transactions). *See also*, Rite Aid Corporation (Mar. 16, 2006) (omitting a proposal requesting that the board use its authority to maximize stockholder value by either making changes necessary to improve operating performance or finding a buyer for the company, in reliance on (i)(7), as relating to both extraordinary transactions and non-extraordinary matters).

solicitation has been furnished with respect to such candidate(s) as required by the other proxy rules. As a result, and consistent with the Commission's concern in Exchange Act Release No. 34-56914 (January 10, 2008), the Proposal would make it possible for any shareholder proponent who has proposed a separate slate of nominees for election and/or who has opposed the Company's slate of director nominees, to force the Company to include identification and other contact information about the proponent and the proponent's slate of director nominees in the Company's proxy materials. This would enable the proponent "to wage an election contest without providing the disclosures required by the Commission's present rules governing such contests."

In each year since 2003, the Proponent has solicited proxies in support of his own slate of nominees for the Company's board of directors. To support his solicitation efforts, the Proponent maintains a website at www.votepal.com, on which he posts (among other things) his proxy materials and letters, statements and other materials in support of his agenda. Similar to a prior shareholder proposal that the Proponent unsuccessfully sought to include in the Company's 2004 proxy statement (*see Alaska Air Group, Inc.* (February 18, 2004)), the Proposal would require the Company to include references in its own proxy materials to the Proponent's candidates for election to the Company's board of directors and other information, including presumably his website address. The Commission has made clear that such shareholder proposals that may result in a contested election may be excluded under Rule 14a-8(i)(8). *See* Exchange Act Release No. 34-56914 (January 10, 2008). Even if the Proponent also files his own proxy statement with the Commission in accordance with Rule 14a-3 (as he has done in recent years), the Proponent's attempts to require the Company to use its communications and resources to also include information about his solicitation in the Company's proxy materials is not a proper use of Rule 14a-8 and could in the future enable the Proponent to wage an election contest in circumvention of the Commission's proxy solicitation rules.

In addition, while the Proposal is nominally broader than the shareholder access issues described above,[5] it is clear that the Proponent's central motivation for submitting the Proposal is to provide a means to be able to circumvent the proxy rules applicable to proxy solicitations, including those opposing a company's solicitation for election of its director nominees. In particular, the Proponent has posted to his website (at the following link: www.votepal.com/08comms) what appears to be an open letter (the "Foley Letter") signed by Richard D. Foley, a co-founder, together with the Proponent, of the www.votepal.com website. A copy of the Foley Letter is attached hereto as Exhibit B. The Foley Letter attaches a copy of the Proposal and includes an introductory statement that notes the following with reference to the Proposal:

> "Under existing SEC and exchange regulations a company is granted a waiver to not identify a proponent of a shareholder proposal in its proxy statement, voting instructions, or proxy card. A company's materials usually instruct those desiring to know the identity or anything about the proponent or election challengers to contact the

[5] In fact, as further described in Section 5 of this letter below, the Company believes that the breadth and far-reaching nature of the Proposal and the Supporting Statement make them vague and indefinite in violation of Rule 14a-9 and thus excludable under Rule 14a-8(i)(3).

> company's gatekeeper. I believe that this is an unwise as well as an unlawful SEC infringement of the First Amendment. This infringement permits purposeful "chilling" of inquiry about this 'public information'. The only purpose, I can see, for restricting access to this information is to delay its distribution and/or intimidate those vulnerable to, or fearful of company reprisal."

In light of the above statement, as well as similar statements included in the Foley Letter, the Company is concerned that the real motivation of the Proponent is to circumvent the requirements of the proxy rules in order to force the Company to include information about the Proponent and any "challenging candidate(s) for election" in the Company's proxy materials. As described above, the Commission has made clear that any procedure to list shareholder-nominated director candidates in a company's proxy materials falls within the election exclusion of Rule 14a-8(i)(8).

For the foregoing reasons, the Company believes that the Proposal may be excluded from the Company's proxy materials under Rule 14a-8(i)(8).

3. **The Proposal requires the Company to include in its proxy statement and notice for any meeting of shareholders <u>all</u> contact information of any shareholder proponent, which is contrary to the proxy rules, particularly Rule 14a-8(l), and therefore may be omitted in reliance on Rule 14a-8(i)(3).**

The Company believes that the Proposal is contrary to the proxy rules, particularly Rule 14a-8(l) and is therefore excludable under Rule 14a-8(i)(3), which allows a company to exclude from its proxy materials shareholder proposals that violate the Commission's proxy rules. The Commission stated when it sought comment on its proposal of what is now Rule 14a-8(i)(3) that it is "aware that on many occasions in the past proponents have submitted proposals and/or supporting statements that may contravene one or more of its proxy rules and regulations." Exchange Act Release No. 12598 (July 7, 1976).

In particular, Rule 14a-8(l) requires a company to include in its proxy statement a proponent's name and address, as well as the number of the company's voting securities that the proponent holds. Rule 14a-8(l) further enables a company to exclude such information if it instead includes a statement in its proxy statement that it will provide the information to shareholders promptly upon receiving an oral or written request. As described above, the third paragraph of the Proposal, if adopted, would expressly require the Company to include in its proxy statement and notice for any meeting of shareholders "*all contact information* of any shareholder proponent, challenging candidate(s) for election, and/or any opposing proxy solicitation." (emphasis added). Because the Proposal would *require* the Company to include *all* contact information of any shareholder proponent in its proxy materials even where (i) the Company is required under Rule 14a-8(l) to include only the proponent's name and address and the number of voting securities held by the proponent, and (ii) the Company is permitted under Rule 14a-8(l) to exclude such information if it provides information about how a shareholder can promptly receive such information upon oral or written request, the Proposal is contrary to the federal proxy rules.

For the foregoing reasons, the Company believes that the Proposal is contrary to the proxy rules, particularly Rule 14a-8(l), and therefore may be excluded from the Company's proxy materials under Rule 14a-8(i)(3).

4. **The Proposal and the Supporting Statement are designed to further a personal interest of the Proponent which is not shared by the Company's other stockholders at large, and therefore may be omitted in reliance on Rule 14a-8(i)(4).**

Rule 14a-8(i)(4) permits a company to omit a proposal from its proxy materials if the proposal is designed to result in a benefit to the proponent, or to further a personal interest, that is not shared by other shareholders. The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [will] not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983). As explained below, the Proposal is an "abuse of the security holder proposal process" because it is designed to pursue the Proponent's personal interest without producing any benefit for other Alaska stockholders. The cost and time involved in dealing with the abuse "do a disservice to the issuer and its security holders at large." Exchange Act Release No. 19135 (Oct. 14, 1982).

The Proposal represents the Proponent's attempt to utilize the Company's resources, and include in the Company's communications, information to assist him in his own solicitation in support of his slate of nominees for the Company's board of directors. As described above, each year since 2003, the Proponent has submitted his own slate of director candidates and solicited proxies in support of their candidacy. In each of these contested elections, the Proponent's nominees have received only negligible support from the Company's stockholders.[6] Although the Proponent has not yet formally notified the Company of his intent to submit a competing slate of nominees for election at the 2008 annual meeting, the Company anticipates that he will do so, consistent with his actions over the last five years.

To support his solicitation efforts, the Proponent maintains a website at www.votepal.com, on which he posts (among other things) his proxy materials and letters, statements and other materials in support of his agendas. Indeed, as a central component of the Proposal, the Proponent is seeking to require the Company to include references in its own proxy materials to the Proponent, his candidates for election and his opposing solicitation, presumably including his website. However, in Exchange Act Release No. 19135 (October 14, 1982), the Commission stated that a proposal is excludable under Rule 14a-8(i)(4) if it is used to give the proponent some particular benefit or to accomplish objectives particular to the proponent. *See also General Electric Company* (January 12, 2007). Here, given the Proponent's apparent personal frustrations with the proxy solicitation process, the Proponent is now attempting to utilize the Commission's shareholder proposal process to advance his own desire to disregard the

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[6] The results for each of these elections are contained in the Company's Form 10-Q for its second quarter ended June 30 in each of the years 2003 through 2007. As an example, the most votes received by a nominee on the Proponent's slate occurred in 2007 when Richard D. Foley received 14,140 votes for election. By comparison, the nominee on the Company's slate who received the next lowest number of votes, and was elected, received 33,124,635 votes for election.

Commission's long-standing proxy rules to include information regarding his opposing views and director candidates in the Company's proxy statement and at the Company's expense.

The Staff has also indicated that the shareholder proposal process may not be used as a tactic to further a personal interest even if a proposal is drafted in such a manner that it may seem to be of general interest to all shareholders. *See* Exchange Act Release No. 34-19135 (October 14, 1982) (stating that proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a company's proxy statement "if it is clear from the facts. . . that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest."); *see also State Street Corporation* (January 5, 2007); *General Electric Company* (January 12, 2007); *Sara Lee Corp.* (August 20, 2001); *Exxon Mobil Corp.* (March 5, 2001); *Pyramid Technology Corp.* (November 4, 1994); *Dow Jones & Co., Inc.* (January 24, 1994); *Phillips Petroleum Co.* (March 8, 2000). In each of these cases, the proponent tried to frame the proposal in terms that appeared to be of general interest to stockholders, but which were instead intended to further a personal interest. Similar to the no action letters described above, the Proposal and the Supporting Statement are drafted so as to appear that the Proposal would be of general interest to all stockholders -- it is a request for the "proper" disclosure of identification and contact information in the Company's communications. However, the third paragraph of the Proposal makes clear that the Proponent's ultimate goal is to require the Company to include in all of its proxy materials information about shareholder proponents, such as the Proponent, and any "challenging candidate(s) for election, and/or any opposing proxy solicitation." Further, as described above, the Proponent has posted the Foley Letter on his website. This open letter further demonstrates that the Proponent, frustrated by the proxy solicitation process, has constructed a Proposal of apparent general interest that is instead intended to promote the Proponent's personal interest to circumvent the Commission's long-standing proxy solicitation rules.

For the foregoing reasons, the Company believes that the Proposal and Supporting Statement may be excluded from its proxy materials pursuant to Rule 14a-8(i)(4).

5. **The Proposal may be omitted in reliance on rule 14a-8(i)(3) because it is so vague and indefinite that neither shareholders in voting on it, nor the Company in implementing it (if adopted), would be able to determine with any reasonable certainty what actions are required.**

The Staff has consistently determined that a company may omit a proposal in reliance on Rule 14a-8(i)(3) if the proposal is "vague and indefinite." In this regard, the Staff has indicated that a proposal may be excluded under Rule 14a-8(i)(3) if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See* Staff Legal Bulletin No. 14B (September 15, 2004); *Philadelphia Electric Company* (July 30, 1992). Furthermore, the Staff has noted that a proposal may be omitted in reliance on rule 14a-8(i)(3) if "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

The Proposal seeks an amendment to the Company's bylaws or other governing documents to require the Company to "strictly honor the shareholders right to proper disclosure of identification and contact information to the fullest extent possible by technology." The Proposal indicates that this amendment should require that "[i]n all communication[s] or reports to its shareholders, the [C]ompany shall provide complete identification information on all individuals or parties reported therein." While the Proposal provides an example of the effect of the requested amendment – it indicates that where the Company's "communication is a proxy statement or any notice of an annual, special or other shareholder meeting, it shall include the same prominence as appears in the balance of the notice, it shall include the contact information of any shareholder proponent, challenging candidate(s) for election, and/or any opposing proxy solicitation" – neither the Proposal nor the Supporting Statement provide any limitation on or make any attempt to identify the information that will be required to be disclosed by the Company, for whom such disclosure is required, and in which "communication[s] or reports" to the Company's stockholders such disclosure is required.

There are a number of means by which the Company communicates with, and makes reports to, its shareholders. These communications and reports include, but are not limited to, oral communications with its shareholders, press releases, postings on its website, reports filed with the Commission, and registration statements filed with the Commission. The individuals named in these communications and reports are numerous and are not limited to those required to be named by the federal securities laws (*e g.,* contact persons on press releases, contact persons at parties with whom the Company does business, advisors and counsels to the Company, individuals in the Company's management beyond "named executive officers," etc.). The language of the Proposal and the Supporting Statement would require "complete" contact information be provided for each individual and in every instance. As such, it appears that the Proposal would require the Company to determine a means by which to provide the following information for every person referenced in every "communication or report": a website address, a cell phone number, a facsimile number, both a home and work address, as well as any other possible information that could identify that person. Further, it appears that this information would be required even in each situation in which the Company names a competitor, discloses its entry into a new agreement, or discusses its various business or commercial relationship with third parties.

The Proponent's Proposal is so broad and potentially far-reaching that it is impossible to know with any reasonable certainty exactly what actions or measures the Proposal requires. As a result, stockholders considering the Proposal will be unable to understand with certainty what they are voting on and, if approved, any action ultimately taken by the Company to implement the Proposal could be significantly different from the actions envisioned by the Proponent. In this regard, shareholders may be further misled by the Proposal's reference to the Company's proxy materials to believe that the Proposal is limited to that example, even though the Proposal and Supporting Statement do not provide any limitation on the application.

The Company believes that the subject Proposal is analogous to other proposals that the Staff has determined may be excluded from proxy materials under Rule 14a-8(i)(3) on the basis that they are vague and indefinite. For example, in *The Procter & Gamble Company (August 8,*

2007), the Staff determined that Procter & Gamble could omit on such ground a proposal requesting a complete report in the next proxy statement regarding actions taken by the proponent and the company with respect to a proposal submitted to the company by the proponent for its 2006 annual meeting. *See also NSTAR* (January 5, 2007) (company permitted to exclude as vague and indefinite a proposal requesting that NSTAR's proxy statement contain information described in the proposal regarding NSTAR's standards of record keeping of financial records); and *Bank of America Corporation* (June 18, 2007) (company permitted to exclude as vague and indefinite a proposal requesting a report concerning the thinking of Bank of America's directors concerning representative payees). As is the case with the subject Proposal, each of the proposals involved in these specific cases was virtually devoid of any description or background information that would provide the company and its stockholders with a reasonable understanding of the information expected to be disclosed in the proxy statement or otherwise reported and, therefore, what the stockholders were being asked to consider or the company was being asked to implement. This lack of certainty takes on added significance in this context, as the Proponent is seeking much more than additional disclosure in the Company's communications to its stockholders -- he instead is seeking a binding amendment to the Company's bylaws. If the Proposal is approved, the Company will have no clear basis for determining whether it is in compliance with the bylaw provision, and the Company could potentially be subjected to multiple challenges by stockholders seeking to enforce the bylaw provision to advance their own views, standards, or agendas.[7]

The failure of the Proposal and Supporting Statement to provide any limits on, or any explanation regarding, the application of the Proposal causes the Proposal to be so inherently vague and indefinite that neither shareholders in voting on the Proposal, nor the Company in implementing the Proposal (if adopted), will be able to determine with any reasonable certainty the actions required by the Proposal. Further, the Proposal and Supporting Statement create a fundamental uncertainty among shareholders by appearing to focus on proxy matters (both in its general discussion and in its specific example) while not actually providing any limitation on the application of the Proposal. As such, shareholders likely will be misled as to the nature of the actions sought by the Proposal. Finally, due to the range of potential Company actions in implementing the Proposal and the likelihood that shareholders will be misled as to the intent of the Proposal, any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal. Therefore, the Company believes that the Proposal and Supporting Statement may be omitted in reliance on rule 14a-8(i)(3).

Conclusion

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7 The breadth of "communications" to which the Proposal could apply and the lack of clear guidelines regarding the information that the Proposal would require the Company to disclose and the individual or entities for which such disclosure would be required distinguish this situation from those in which the Staff has not concurred with other companies' positions to exclude proposals on the grounds of Rule 14a-8(i)(3). *See, e.g., Revlon, Inc.* (April 5, 2002); *TJX Companies, Inc.* (April 5, 2002); *PPG Industries, Inc.* (January 22, 2001) (all proposals seeking action "based on" specified International Labor Organization standards). *See also Microsoft Corporation* (September 14, 2000) (proposal seeking action based on eleven specific principles set forth in the proposal relating to human and labor rights).

For each of the reasons discussed above, the Company believes that it may exclude the Proposal and the Supporting Statement from its proxy materials for the 2008 Annual Meeting of Stockholders. If you have any questions or require additional information regarding the foregoing, please contact me any time at (206) 392-5102 or by email at karen.gruen@alaskaair.com.

Please acknowledge receipt of this letter and the enclosures by date stamping an enclosed copy of this letter and returning the date-stamped copy to our messenger.

Very truly yours,

Karen A. Gruen
Managing Director, Corporate Affairs
Associate General Counsel & Assistant Secretary

Enclosures

cc: Mr. Steve Nieman

EXHIBIT A

PROPOSAL

OWNERSHIP UNION (OU®)

15204 NE 181st Loop
P.O. Box 602
Brush Prairie, WA 98606
Fax: 360-666-6483

FASCIMILE

To: Keith Loveless

Date: 12-18-07

Fax No: (206) 392-5807

From: Steve Nieman

Cover Plus: 3

Email: stevenieman@mac.com

Notes:

Mr. Bill Ayer, Chairman and CEO
Alaska Air Group, Inc. ("AAG" or "company")
PO Box 68947
Seattle, WA 98168

Dear Mr. Ayer:

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. This submitted format, with the shareholder-supplied emphasis, is intended to be used for publication in our company's definitive proxy statement.

Rule 14a-8 requirements are intended to be met — including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. I have held my stock worth a minimum of $2,000 market value for more than one year, and plan to own it through the AAG Shareholder's Meeting in May, 2008.

This is the proxy for Mr. Richard D. Foley and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting.

Please direct all future communication to Mr. Foley at:
6040 N. Camino Arturo, Tucson, AZ 85718
HM: (520) 742-5168
FAX: (520) 742-6963
Email: <rerailer@earthlink.net>

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Stephen Nieman

(signature above)
(print your name on line below)

STEPHEN NIEMAN

(print your address please on lines below)

15204 NE 181st Loop
Brush Prairie, WA 98606

Date: 12-18-07

[AAG: Rule 14a-8 Proposal; submitted December 18, 2007]

NO. 7 — RESPECTING SHAREHOLDERS' RIGHT TO KNOW

RESOLVED, that our board in 2008 amend our bylaws and any other appropriate governing documents to require that the company shall, other than on specifics restricted by law, regulation or which jeopardizes commercial advantage, strictly honor the shareholders right to proper disclosure of identification and contact information to the fullest extent possible by technology.

In all communication or reports to its shareholders, the company shall provide complete identification information on all individuals or parties reported therein. It shall contain their proper name and complete address information, including their telephone, email and website information with functioning hyperlinks.

Where more than one set of contact data exists, all shall be included. Where the communication is a proxy statement or any notice of an annual, special or other shareholder meeting or any references to any such meeting, it shall include in the same prominence as appears in the balance of the notice, all contact information of any shareholder proponent, challenging candidate(s) for election, and/or any opposing proxy solicitation.

Proponent Steve Nieman, a Horizon Air Captain, has notified the Alaska Air Group, Inc. that he intends to present the following proposal at the 2008 Annual Meeting. You can contact him via his website www.votepal.com/, via email at reachus@votepal.com or phone toll free 1-866-2-VOTEUS. He looks forward to discussing this proposal with you.

Supporting Statement

The Internet has revolutionized communications for everyone including shareholders and the companies they own. The power of the Internet to inform and educate has given birth to a vast array of new tools for tracking and analyzing investments.

Average investors now have available computer tools that not long ago could be afforded only by powerful financial institutions. Yet all investors, large and small, are faced with the reality that no gate keepers of truth and accuracy exist on the Internet.

Only the company is in a position to assure that its shareholders are provided with accurate name and contact information. Some current regulations permit a company to withhold contact information. But to enhance communications with its shareholders, we believe this information should be provided. The prime concern of this bylaw proposal is to ensure that company shareholders are provided with correct identification data in any form of communication the company chooses, whether it be paper and/or electronic. No valid purpose can be served by not disclosing it.

We believe that our company has a duty to provide full, complete and accurate identification information about individuals, parties, agencies, entities or companies it communicates to us about. Shareholders have a right to contact a person or party concerning an event, and they should not be forced to make a separate request to company officials. Making separate inquiries or requests wastes company time and resources.

I ask for your support and a Yes vote on Proposal No. 7

Tuesday, December 18, 2007 5:46:22 PM

Message

From: Steve Nieman <stevenieman@mac.com>

Subject: Nieman 08 shareholder proposal submitted; faxed earlier today

To: Keith Loveless
Karen Gruen
Celia Watkins

Cc: "Richard D. Foley" <rerailer@earthlink.net>
William Purdy <william.purdy@comcast.net>

Attachments: Attach0.html 1K
Niemanproxy08.pdf 105K
Attach2.html 10K

[AAG: Rule 14a-8 Proposal; submitted December 18, 2007]

NO. 7 ÐÐ RESPECTING SHAREHOLDERS' RIGHT TO KNOW

RESOLVED, that our board in 2008 amend our bylaws and any other appropriate governing documents to require that the company shall, other than on specifics restricted by law, regulation or which jeopardizes commercial advantage, strictly honor the shareholders right to proper disclosure of identification and contact information to the fullest extent possible by technology.

In all communication or reports to its shareholders, the company shall provide complete identification information on all individuals or parties reported therein. It shall contain their proper name and complete address information, including their telephone, email and website information with functioning hyperlinks.

Where more than one set of contact data exists, all shall be included. Where the communication is a proxy statement or any notice of an annual, special or other shareholder meeting or any references to any such meeting, it shall include in the same prominence as appears in the balance of the notice, all contact information of any shareholder proponent, challenging candidate(s) for election, and/or any opposing proxy solicitation.

Proponent Steve Nieman, a Horizon Air Captain, has notified the Alaska Air Group, Inc. that he intends to present the following proposal at the 2008 Annual Meeting. You can contact him via his website www.votepal.com/, via email at reachus@votepal.com or phone toll free 1-866-2-VOTEUS. He looks forward to discussing this proposal with you.

Supporting Statement

The Internet has revolutionized communications for everyone including shareholders and the companies they own. The power of the Internet to inform and educate has given birth to a vast array of new tools for tracking and analyzing investments. Average investors now have available computer tools that not long ago could be afforded only by powerful financial institutions. Yet all investors, large and small, are faced with the reality that no gate keepers of truth and accuracy exist on the Internet.

Only the company is in a position to assure that its shareholders are provided with accurate name and contact information. Some current regulations permit a company to withhold contact information. But to enhance communications with its shareholders, we believe this information should be provided. The prime concern of this bylaw proposal is to ensure that company shareholders are provided with correct identification data in any form of communication the company chooses, whether it be paper and/or electronic. No valid purpose can be served by not disclosing it.

We believe that our company has a duty to provide full, complete and accurate identification information about individuals, parties, agencies, entities or companies it communicates to us about. Shareholders have a right to contact a person or party concerning an event, and they should not be forced to make a separate request to company officials. Making separate inquiries or requests wastes company time and resources.

I ask for your support and a Yes vote on Proposal No. 7

[AAG: Rule 14a-8 Proposal; submitted December 18, 2007]

NO. 7 -- RESPECTING SHAREHOLDERS' RIGHT TO KNOW

RESOLVED, that our board in 2008 amend our bylaws and any other appropriate governing documents to require that the company shall, other than on specifics restricted by law, regulation or which jeopardizes commercial advantage, strictly honor the shareholders right to proper disclosure of identification and contact information to the fullest extent possible by technology.

In all communication or reports to its shareholders, the company shall provide complete identification information on all individuals or parties reported therein. It shall contain their proper name and complete address information, including their telephone, email and website information with functioning hyperlinks.

Where more than one set of contact data exists, all shall be included. Where the communication is a proxy statement or any notice of an annual, special or other shareholder meeting or any references to any such meeting, it shall include in the same prominence as appears in the balance of the notice, all contact information of any shareholder proponent, challenging candidate(s) for election, and/or any opposing proxy solicitation.

Proponent Steve Nieman, a Horizon Air Captain, has notified the Alaska Air Group, Inc. that he intends to present the following proposal at the 2008 Annual Meeting. You can contact him via his website [http://www.votepal.com]www.votepal.com/, via email at [mailto:reachus@votepal.com]reachus@votepal.com or phone toll free 1-866-2-VOTEUS. He looks forward to discussing this proposal with you.

Supporting Statement

The Internet has revolutionized communications for everyone including shareholders and the companies they own. The power of the Internet to inform and educate has given birth to a vast array of new tools for tracking and analyzing investments. Average investors now have available computer tools that not long ago could be afforded only by powerful financial institutions. Yet all investors, large and small, are faced with the reality that no gate keepers of truth and accuracy exist on the Internet.

Only the company is in a position to assure that its shareholders are provided with accurate name and contact information. Some current regulations permit a company to withhold contact information. But to enhance communications with its shareholders, we believe this information should be provided. The prime concern of this bylaw proposal is to ensure that company shareholders are

provided with correct identification data in any form of communication the
company chooses, whether it be paper and/or electronic. No valid purpose can
be served by not disclosing it.

We believe that our company has a duty to provide full, complete and accurate
identification information about individuals, parties, agencies, entities or
companies it communicates to us about. Shareholders have a right to contact a
person or party concerning an event, and they should not be forced to make a
separate request to company officials. Making separate inquiries or requests
wastes company time and resources.

I ask for your support and a Yes vote on Proposal No. 7

Your Stock Plan Account with Smith Barney
11 Wall St. NewYork, NY 10005-3509 Attn :Stock Plan Services Department/20th Floor.

Telephone:
1-800-367-4777 (U S outside of New York); or 1-212-615-7835 (Elsewhere)

Grt No.	Account No.	Trade Date	Trans Code*	Shares/Full and Fractional	Name of Security	Market*	Price
16	XXX-XX-X659	11/01/07		.0000	ALASKA AIR GROUP INC	1	

Reference No.	Amount	Dividend Amount	Commission	Withholding Tax	Other Charges	Net Amount	Cash Balance
00000							

CUSIP Number: 11659-10-9

1-866-252-4759

ACCUMULATED SHARES	
Previous Balance	Present Balance
101.5263	101.5263

Ref: 183729-01 SPS 716 *3//SOMD11837290I*
STEPHEN NIEMAN
15204 NE 181ST LOOP
BRUSH PRAIRIE WA 98606

citi smith barney

Please retain this statement for your tax records.

Please notify Smith Barney immediately of any discrepancies.

It is understood and agreed that all transactions are subject to the constitution, rules, regulations, customs and usages of the exchange or marketplace where transactions are executed.

Unless you have directed that the order be executed on a specified exchange or market and we have agreed to such execution, we will, at our sole discretion and without prior notification to you, execute any of your orders to purchase or sell securities on the over-the-counter market in any location or on any exchange, including a foreign exchange, where such security is traded, either on a principal or agency basis. Should the Firm communicate an erroneous report of an execution that is more favorable than the actual execution price the Firm may at its discretion, and without notice to you, automatically pass on the price improvement to you.

For NASDAQ principal transactions, any mark-up or mark-down shown on this statement represents the difference between the reported price to NASDAQ and your price. Your Financial Consultant receives a portion of any mark-up or mark-down as compensation in connection with these transactions, and may receive additional compensation from these transactions. Your Financial Consultant usually receives compensation from transactions that have no mark-up or mark-down

In some cases, we receive remuneration for directing orders to particular broker/dealers or market centers for execution. When such remuneration is received, it is considered compensation to us and the source and amount of any such compensation received by us in connection with your transaction will be disclosed upon request.

The time of execution will be furnished upon written request. In transactions where we act as agent, the name of buyer or seller will be furnished upon written request.

A financial statement of this organization is available for your personal inspection at its office or a copy of it will be mailed upon your written request or by calling 1-800-367-4777.

Funds arising out of any free credit balance carried for any customer account are not segregated and may be used in the operation of the business of such broker or dealer, and unless restricted by the provisions of the plan, such funds are payable on the demand of the customer.

EXPLANATION OF TRANSACTION CODE

PDI .... Payroll Deduction Investment
BUY .... Direct Purchase
SEL .... Sold Shares
REC .... Received Shares from Client
DEL .... Delivered Shares to Client
JNL .... Journaled Shares to Client's Ret Account
CDV .... Dividend Paid by Check
TND .... Shares Tendered for Cash
DRI .... Dividend Reinvestment
SDV .... Stock Dividend
SPL .... Stock Split
EXC .... Exchange
CXLB .... Cancel BUY
CXLS .... Cancel SELL
RLS .... Received Restricted Stock Share from Client

MARKET/CAPACITY

1 .... New York Stock Exchange
2 .... American Stock Exchange
3 .... Other Exchanges
4 .... Over-the-Counter
(1-4)........ We acted as Agent
5 .... Over-the-Counter: We acted as Principal or Market Maker
6 .... We acted as Principal

Other Market Origins Provided on Request

Your Broker/Dealer is Citigroup Global Markets Inc.
Your Account at Smith Barney
- **Is Not FDIC Insured**
- **Is Not Bank Guaranteed**
- **May Lose Value**

We are required to provide you with the above Stock Plan statement because there was no activity in your account for the prior three months. Please Note: If your company processed an allocation or if you received restricted stock shares recently, please disregard this statement. Your most current plan balance will be shown on a separate statement detailing the purchase which will be mailed to you under separate cover. If you have any questions, please call us toll free at 1-877-300-6719.

EXHIBIT B

LETTER FROM PROPONENT'S WEBSITE

Jan. 2, 2008

Dear

The following is a shareholder proposal that has been submitted to Alaska Air Group Inc. (ALK) for the 2008 proxy season. I think that this is the most important and significant proposal of 2008. It along with two others was filed today on EDGAR (see): http://www.sec.gov/Archives/edgar/data/766421/000121715008000001/0001217150-08-000001.txt

Under existing SEC and exchange regulations a company is granted the waiver to not identify a proponent of a shareholder proposal in its proxy statement, voting instructions, or proxy card. A company's materials usually instruct those desiring to know the identity or anything about the proponent or election challengers to contact the company's gatekeeper. I believe that this is an unwise as well as an unlawful SEC infringement of the First Amendment. This infringement permits purposeful "chilling" of inquiry about this "public information". The only purpose, I can see, for restricting access to this information is to delay its distribution and/or intimidate those vulnerable to, or fearful of company reprisal.

This infringement may have seemed an insignificant detail before the advent of the Internet and Federal government mandate of "opt out only" in company investment and retirement plans. The SEC has recognized the major shift in ownership mechanisms from retail to commercial intermediaries substantially provided by employer provided alternatives. Now coupled with universal electronic distribution of proxy materials and the technological ability to track employee investment choices and votes, this detail can no longer be ignored.

I firmly believe, that the reality of this detail is now of equal importance with all other disclosure information, and that it must include accurate electronic contact data on who is challenging the status quo in a proxy contest.

In a perfect world, there would be a binding requirement for access to be included in a company's proxy statement and proxy materials. According to some interpretations, the courts have already indicated recognition of this. However, such access is not technically necessary. Accurate identification and full contact data would overwhelmingly eliminate many of the barriers and drastically level the playing field.

Were corporations required to include the information identified in the following shareholder proposal 98% of what proxy "access" seeks would be achieved and the shareholders in this country would simply be "a mouse click away from information freedom".

Shareholders should be free to see all the information to which they are entitled. Clearly, this includes proposal and election challenge information and materials. No longer should stock owners small and large be forced onto the labyrinthian "shareholder information underground railroad" of dark forests of cross regulations, shifting sands of interpretations, convoluted paths lined with quasi-legal booby traps, and dead end detours camouflaged by hired double agents of mendiloquence.

There probably will continue to be problems and confusion in the casting and counting of the votes. However, with the requirement to provide a few simple lines of public information many voting conflicts should efficiently resolve themselves. These sunshine standards will enhance the identification of the dissipated cost of the disease of opacity and further reveal the genuine value of transparency.

This proposal could and should be better written. Nevertheless, due to its overwhelming importance to all the shareholders of this country, I think that modest guidance from the SEC can cure any mis-expression.

It has been clearly evidenced and demonstrated that conducting and winning an "Internet only proxy contest" is within the abilities of dedicated shareholders at minimal dollar cost (see the five year record of such at www.votepal.com). Our experience shows us that proxy tabulation should be removed from all corporations and be conducted by an outside irrefutably independent agency/institution. This should result in a clear cost reduction over the existing system. If such an agency/institution does not occur by foresight, then it may occur by law.

Now that the demonstrated, proficient, fair, and cost effective technological alternatives exist, no company or government can afford to remain parties to a system, which is otherwise. The failure to act to implement this system should raise the possibility of actionable fiduciary failure.

IMO, opponents of transparency should suffer punishment by the citizenry shareholders in both the fiscal and political markets. Advocates and champions of opacity should be encouraged to relocate to locales were confidence in the honesty and integrity of all systems is less valued. If such fail to remove themselves, then I must agree with Pius X's Msgr. Umberto Benigne, "For such people there is only one remedy, the Inquisition."

I believe that the super majority of our current national economic difficulties are the direct consequences of a systemic tolerance of opacity; criminal acts are responsible for only a tiny percentage of the problems in the financial arena, opacity is the number one cause.

Shareholder access to critical decision-making information should always be, "Only a Click Away!"

Respectfully,

/s/

Richard D. Foley
TEL: 520-742-5168
FAX: 520-742-6963
6040 N CMO Arturo
Tucson, AZ 85718
rerailer@earthlink.net
www.votepal.com

NO. 7 — RESPECTING SHAREHOLDERS RIGHT TO KNOW

RESOLVED, that our board in 2008 amend our bylaws and any other appropriate governing documents to require that the company shall, other than on specifics restricted by law, regulation or which jeopardizes commercial advantage, strictly honor the shareholders right to proper disclosure of identification and contact information to the fullest extent possible by technology.

In all communication or reports to its shareholders, the company shall provide complete identification information on all individuals or parties reported therein. It shall contain their proper name and complete address information, including their telephone, email and website information with functioning hyperlinks.

Where more than one set of contact data exists, all shall be included. Where the communication is a proxy statement or any notice of an annual, special or other shareholder meeting or any references to any such meeting, it shall include in the same prominence as appears in the balance of the notice, all contact information of any shareholder proponent, challenging candidate(s) for election, and/or any opposing proxy solicitation.

Proponent Steve Nieman, a Horizon Air Captain, has notified the Alaska Air Group, Inc. that he intends to present the following proposal at the 2008 Annual Meeting. You can contact him via his website www.votepal.com/, via email at reachus@votepal.com or phone toll free 1-866-2-VOTEUS. He looks forward to discussing this proposal with you.

Supporting Statement

The Internet has revolutionized communications for everyone including shareholders and the companies they own. The power of the Internet to inform and educate has given birth to a vast array of new tools for tracking and analyzing investments. Average investors now have available computer tools that not long ago could be afforded only by powerful financial institutions. Yet all investors, large and small, are faced with the reality that no gate keepers of truth and accuracy exist on the Internet.

Only the company is in a position to assure that its shareholders are provided with accurate name and contact information. Some current regulations permit a company to withhold contact information. But to enhance communications with its shareholders, we believe this information should be provided. The prime concern of this bylaw proposal is to ensure that company shareholders are provided with correct identification data in any form of communication the company chooses, whether it be paper and/or electronic. No valid purpose can be served by not disclosing it.

We believe that our company has a duty to provide full, complete and accurate identification information about individuals, parties, agencies, entities or companies it communicates to us about. Shareholders have a right to contact a person or party concerning an event, and they should not be forced to make a separate request to company officials. Making separate inquiries or requests wastes company time and resources.

I ask for your support and a Yes vote on Proposal No. 7.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alaska Air Group, Inc.
Incoming letter dated January 14, 2008

The proposal provides that the board amend Alaska's bylaws and any other appropriate governing documents to require that Alaska provide complete identification information on all individuals or parties reported in any communication or report to shareholders.

There appears to be some basis for your view that Alaska may exclude the proposal under rule 14a-8(i)(7), as relating to Alaska's ordinary business operations (i.e., presentation of contact information in communications to shareholders). Accordingly, we will not recommend enforcement action to the Commission if Alaska omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Alaska relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END